FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: April 3, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-05 April 1, 2003

KISLADAG FEASIBILITY STUDY

VANCOUVER, BC – Eldorado Gold Corporation (the “Company” or “Eldorado” or “we”) is pleased to announce the results of the feasibility study for its 100% owned Kisladag gold project (“Kisladag”, the “Kisladag Project” or the “Project”) located in western Turkey (the “Feasibility Study”). The Feasibility Study, prepared by Hatch Associates, Vancouver (“Hatch”) has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

Highlights

Geological Resource	Measured and Indicated	166,400,000 tonnes 1.13 g/t Au

Mineable Reserves	Proven and Probable	115,139,000 tonnes 1.23 g/t Au 4,532,000 ounces

Metallurgical Recovery	Oxide Ore Primary Ore	81% 60%

Mine Throughput	Phase I	5.0 Mtpa
Mine Throughput	Phase II	10.0 Mtpa
Overall Waste Stripping Ratio		0.92
Mine Life		15 years
Average Annual Gold Production	Phase I	143,000 ounces
Average Annual Gold Production	Phase II	230,000 ounces

Initial Capital Cost	Phase I	US$54.4 M
Working Capital		US$2.3 M
Expansion Capital	Phase II	US$39.4 M
Sustaining Capital		US$37.2 M

Unit Operating Cost		US$3.82/tonne ore
Cash Operating Cost		US$152/oz. Au
Total Production Cost		US$203/oz. Au
Internal Rate of Return	(after tax and royalties)	32.6%
Net Present Value @ 5%		US$146 M
Payback Period		2.6 years

Note:	Phase I Years one through 4 Phase II Year five through 15

Scope of Project

The Kisladag Project has been planned as a conventional open pit, heap leach gold mine, constructed and operated in two successive Phases. A mine production rate of 5 million tonnes per annum (“Mtpa”) of ore has been set for the first four years of the mine’s life. Annual ore production will increase to 7.5 Mtpa in year 5, and to 10 Mtpa the following year, remaining at that level until the end of mine life. Flexibility exists within the construction design to accelerate the increase to 10 Mtpa if desired. Contract mining has been planned for Phase I. Eldorado will take over mining operations prior to a production increase planned for Phase II. Total quantities of ore and waste mined will be 115 Mt and 106 Mt respectively, resulting in a life of mine strip ratio of 0.92.

Geology/Mineralization

The Kisladag deposit consists of porphyry-style gold mineralization centred on a series of sub-volcanic latite intrusives exposed by erosion near the center of a Pliocene age stratovolcano. Mineralization forms a horseshoe shaped body wrapping around the northern, eastern and southern sides of a late weakly mineralized stock. The maximum north-south and east-west dimensions of the mineralized area are approximately 800 meters and 500 meters respectively.

Gold is associated with at least three phases of partially overlapping stockwork veining and brecciation. These include intense quartz-tourmaline stockwork veining, quartz flooding of host rock, multiple phases of quartz-pyrite veining and lesser amounts of late sulphide-rich quartz veining. Higher-grade mineralization (above 2 g/t Au) has been traced from surface to depths greater than 300 meters below surface. Lower-grade mineralization, grading between 0.4 and 1.0 g/t Au, has been traced to the deepest levels drilled on the property (~400 meters below surface).

Oxidation varies from 20 meters to over 100 meters in depth and tends to be deeper around the flanks of the deposit, decreasing towards the late weakly mineralized stock intruding the center of the deposit.

Resources

A total of 29,900 meters of drilling and trenching have been completed at the Kisladag Project by Eldorado’s 100% owned subsidiary Tüprag Metal Madencilik since detailed exploration began in 1997. Following a 10,700 meter reverse circulation and diamond core drilling program completed in 2002, a revised resource estimate for the Kisladag project was prepared by Micon International (Press Release ELD 02-19 November 26 2002). Mr. Gary Giroux, Associate Micon International, is the Qualified Person (independent of the Company) responsible for preparation of the resource estimate in accordance to NI 43-101.

Measured, indicated and inferred resources were calculated using a geological block model with 20x20x10 meter blocks and ordinary kriging. A resource summary is presented below at a cut off grade of 0.4 g/t.

Mineral Resource Estimate Summary, November 2002

Resource Category	Tonnes	Average Grade Au (g/t)	Total Gold Content (oz Au)

Measured	47,500,000	1.28	1,960,000

Indicated	118,900,000	1.07	4,090,000

Measured & Indicated	166,400,000	1.13	6,050,000

Inferred	69,100,000	0.81	1,810,000

Reserves

Smoothed pit designs incorporating appropriate pit access ramps, wall slope angles, catchment berms and minimum mining widths for selected equipment were generated for initial, intermediate and final pit designs using $325 gold price and cut off grades of 0.35 g/t Au for oxide ore and 0.50 g/t Au for primary ore.

Mineral Reserve Estimate including Allowance for Dilution and Mining Losses, December 31, 2002

Ore Type	Reserve Category	Tonnage (tonnes)	Average Grade (g/t Au)	Metal Content (kg Au) (oz Au)

Oxide	Proven	13,332,000	0.78	10,372	333,000
	Probable	13,907,000	1.07	14,853	478,000

	Total	27,239,000	0.93	25,225	811,000

Primary	Proven	29,388,000	1.39	40,908	1,315,000
	Probable	58,512,000	1.28	74,837	2,406,000

	Total	87,900,000	1.32	115,745	3,721,000

Total	Proven	42,720,000	1.20	51,280	1,648,000
	Probable	72,419,000	1.24	89,690	2,884,000

	Total	115,139,000	1.23	140,970	4,532,000

The mineral reserve for Kisladag consists of the inventory of measured and indicated blocks within the final pit design. The inventory of inferred blocks within the pit design was not included in the reserve estimate and was added to the inventory of waste blocks. The reserves have been prepared and reported by Hatch in accordance with NI 43-101. Mr. Callum Grant P. Eng., Manager of Geology & Mining, Hatch Associates is the Qualified Person (independent of the Company) responsible for preparation of the stated reserves.

Metallurgical Response

A comprehensive program of column leach tests was carried out by Kappes Cassiday Associates on samples of oxide and primary ore types recovered from drill core throughout the deposit. A total of 45 column leach tests were completed on the Kisladag ore, with results showing that a fine crush size and leach period of ninety days are required to maximize gold recovery. Both oxide and primary ore are planned to be crushed to 80% passing 6 mm. A gold recovery of 81% is projected for the oxide ore, whilst the primary ore has a projected recovery of 60%. Percolation tests indicate that the Kisladag ore does not require cement agglomeration and heap heights of up to 60 meters are practicable.

Mining

Ore will be extracted conventionally from the open pit using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the pit. Waste rock will be hauled to a dump area 1.5 km south west of the pit. A contractor will be used for mining during Phase I allowing deferred purchase of the mining equipment to correspond with increasing production in Phase II. An owner operated fleet, consisting of 18m3 Cat 994 wheel loaders and 150 tonne Cat 985 haul trucks, will be introduced in year 4 to take over production beginning in year 5. Maximum annual material movement of 24.5 Mt will occur in year 7.

Processing

The Kisladag ore will be processed in a standard heap leach facility comprised of a three stage crushing and screening circuit, an overland conveyor to the heap leach pad, mobile conveyors and a stacker for placing the ore. A carbon adsorption facility will be installed for recovering the gold. The carbon will be treated on site in a refinery and the final product will be a gold doré bar.

The initial design throughput will be 5 Mtpa for the first four years of operation when predominantly oxide material will be processed. The facilities will be expanded to process 10 Mtpa after year five treating a mix of oxide and primary material with the primary ore becoming increasingly predominant.

The leach pad will be constructed 1.5 km north of the open pit using a clay and 2mm LLDPE and HDPE lining system. The pad will be expanded in 4 successive phases as mining progresses, with ultimate stack height planned to be 50 meters.

Infrastructure

Situated on the western edge of the Anatolian plateau 200 kilometers inland from the western port city of Izmir, the Kisladag Project is well serviced by national road and rail services. The Project site is located at approximately 1,000 m elevation in gently rolling topography with a temperate climate. Annual rainfall averages approximately 450 mm with the majority of the precipitation occurring as rainfall November through March.

A 30 km dedicated 10 MVA power supply will be installed from the city of Usak to a sub station adjacent to the site. Process water for the Project will be supplied from a well field located in the neogene sediments 13 km south east of the mine. Supplies and services are available in the city of Usak 35 km to the north. The mine will employ approximately 360 persons, the majority of workers being drawn from the local region.

Environment

Encon Environmental Engineers of Ankara (“Encon”) have prepared and submitted an Environmental Impact Assessment (“EIA”) of the Kisladag Project to the Turkish Ministry of Environment (“MOE”). Encon has identified potential impacts the Project will have on the local environment and social structure and defined the mitigation measures required to minimize impacts while maximizing the benefits of the Project locally and nationally.

The MOE is presently reviewing the Kisladag EIA. The Company anticipates being in receipt of the Environmental Positive Certificate issued by the MOE by mid 2003.

An Environmental Management Plan (“EMP”) has been developed which details procedures to be followed at Kisladag to insure protection of the environment and maintain health and safety of all workers. The EMP will be implemented when site construction begins.

Capital Costs

The estimated capital costs for construction and sustaining the operations at Kisladag over the life of the mine are presented below. Expansion capital will be expended in years 4 and 5 to provide for increasing production in Phase II. Estimates are based on the use of new equipment and expressed as fourth quarter 2002 US dollars with no provision for inflation.

Capital Cost Summary

Description	Initial Capital Cost (k$US)	Expansion Capital Cost (k$US)	Sustaining Capital Cost (k$US)

Infrastructure	9,352	812
Crushing	10,875	8,134
Leach Pad Conveying	3,572	1,147
Heap Leach Pad and Ponds	4,746	429	15,031
ADR Facilities	3,260	26
Rock Dump	327
Mining	381	25,829	14,778
Closure Capital			7,400
Sub-Total Direct Costs	32,514	36,377	37,209
Total Indirect Costs	9,546	2,145
Total Owners Costs	7,537
Contingency	4,777	885

Total Project	54,374	39,407	37,209

Operating Costs

Cash operating costs in the first four years of production are estimated at $3.97 per tonne ore, equivalent to US$138 per ounce gold. Life of mine cash operating costs are estimated to be $3.82 per tonne of ore and US$152 per ounce of gold produced. Costs for rinsing and detoxification of the heap leach facilities will commence in year ten of operations and have been included as an operating cost. Final Project closure costs are included in the capital cost estimate, no allowance has been made for recovery of funds through the disposition of assets at time of closure.

A breakdown of the estimated annual operating costs is presented below in accordance with the Gold Institute Production Cost Standard.

Production Cost Estimate

	Life-of mine US$ millions	US$ per tonne	US$ per ounce

Mining	196	1.70	68
Process	174	1.51	60
General and Administrative	54	0.47	19
Heap Rinse and Detox	9	0.08	3
Transport & Refining	7	0.06	2
Cash Operating Cost	440	3.82	152
Royalties	13	0.11	5

Total Cash Cost	453	3.93	157
Depreciation	114	0.99	39
Amortization	13	0.12	4
Closure Cost	7	0.06	3

Total Production Cost	587	5.10	203

Financial Analysis

Hatch completed a financial analysis of the Kisladag Project using a discounted cash flow model incorporating the most recent Turkish tax and royalty schedules. Project construction capital cost estimates including pre-production costs, ongoing capital costs and mine closure costs have been included in the Project cashflow projection. Operating costs presented as fourth quarter 2002 US dollars remain constant over the mine life. No allowance for inflation has been included.

Kisladag Project Financial Analysis Summary

Project Data	Estimated Value

Life of Mine	15 years
Total Gold Produced	2.9 Moz.
Total Ore Mined	115 M tonnes
Total Material Mined	221 M tonnes
Open Pit Strip Ratio	0.92
Initial Project Capital Cost	US$54.4 M
Cash Operating Cost	US$152/oz.
Total Production Cost	US$203/oz.
Base Case Gold Price	US$325/oz.
Before Tax Net Present Value @0%	US$356 M
After Tax Net Present Value @0%	US$255 M
After Tax Net Present Value @5%	US$146 M
After Tax Net Present Value @10%	US$ 85 M
After Tax Internal Rate of Return	32.6%
Payback Period (from start-up)	2.6 years

Sensitivity Analysis Summary

Variable	Variable Value		IRR%	NPV @5% US$ millions

Gold Price	US$/oz

+15%	375		44%	211
+8%	350		38%	178

Base Case Gold Price	325		33%	146

-8%	300		27%	114
-15%	275		21%	82

Gold Recovery (Oxide Ore)

+10%	89%		37%	159
+5%	85%		35%	152

Base Case Oxide Recovery	81%		33%	146

-5%	77%		31%	140
-10%	73%		29%	134

Gold Recovery (Primary Ore)

+10%	66%		36%	176
+5%	63%		34%	161

Base Case Primary Recovery	60%		33%	146

-5%	57%		31%	131
-10%	54%		29%	116

Capital Cost	US$ millions

+20%	65.	2	27%	139
+10%	59.	8	30%	142

Base Case Capital Cost	54.	4	33%	146

-10%	48.	9	36%	150
-20%	43.	5	41%	154

Cash Operating Cost	US$/oz

+20%	182		26%	106
+10%	167		29%	126

Base Case Operating Cost	152		33%	146

-10%	137		36%	166
-20%	121		39%	187

Implementation

Construction of the Kisladag facilities will be completed in two phases. The first phase will comprise the infrastructure, equipment and earthworks required to achieve a production rate of 5 Mtpa. This phase however, will incorporate primary crushing, conveying and stacking capacity of 10 Mtpa. The second phase, presently scheduled in year five of operations, will entail an expansion to the secondary and tertiary crushing circuit and purchase of mining equipment required to process the deeper ore at the planned production rate of 10 Mtpa. There will also be minor subsequent construction phases associated with expansion of the heap leach pad and closure of the Project.

“We are very pleased with the results of the Feasibility Study and confident both in our ability to deliver the results described and the opportunities to further enhance the Project.

In this regard, we have recently completed a 2,650 meter shallow drilling programme successfully identifying additional shallow mineralization external to the defined pit. In the coming months a 2,200 meter programme will be executed designed to upgrade the 7.4 Mt inferred resource presently treated as waste within the existing designed pit.

In 2003, the Company will continue to complete the tasks necessary enabling construction to commence by year-end. These include permitting, land acquisition and arranging the optimum financing package for the Project. With the Feasibility Study completed on schedule our focus is to achieve the next major milestone, receipt of the Environmental Certificate, which we anticipate around mid year.” commented Paul Wright, President and Chief Executive Officer

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. “Mineral Resources” which are not “Mineral Reserves” do not have demonstrated economic viability.

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of the potential of Eldorado’s properties and expectation of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-06 April 2, 2003

2002 Reserve and Resource Statement
Reserves Increase to 5.8 M oz.

VANCOUVER, BC – Eldorado Gold Corporation (the “Company” or “Eldorado” or “we”) is pleased to report its reserves and resources as of December 31, 2002.

The Company’s total proven and probable reserve estimates have increased by 1.7 million ounces gold to 5.8 million ounces gold, predominantly through the completion of the Feasibility Study for the Kisladag Project, Turkey (“Kisladag”) and accompanying additions at the São Bento Mine, Brazil (“São Bento”).

Proven and Probable Reserves and Mineral Resources

Proven and probable reserves have been calculated as of December 31, 2002 based on a gold price of US$325 per ounce and have been derived from defined measured and indicated resources.

The reserves and resources for São Bento and Kisladag have been prepared in accordance with Canadian Securities National Instrument 43-101 (“NI 43-101”).

Mr. Peter Tagliamonti, Mine Manager, and Mr. Sergio Martins, Geology Manager, both employees of São Bento, are the qualified persons responsible for the preparation of the São Bento reserve and resource estimates.

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Mr. Callum Grant, Hatch Associates, is the qualified person responsible for the preparation of the reserve estimate for Kisladag. Mr. Gary Giroux, Micon International, is the qualified person responsible for the preparation of the resource estimate for Kisladag.

Reserves:  Proven and Probable as of December 31, 2002

Property	Tonnes	Grade Au g/t	Ounces Au

São Bento	1,792,000	9.22	531,355
Kisladag	115,139,000	1.23	4,532,000
Efemcçukuru	1,856,000	13.14	784,100

Total			5,847,455

Resources:  Measured and Indicated, Inferred as of December 31, 2002

Property	Classification	Tonnes	Grade Au g/t	Ounces Au

São Bento	Measured & Indicated	1,828,000	12.01	706,063
	Inferred	840,000	11.80	318,671

Kisladag	Measured & Indicated	166,400,000	1.13	6,050,000
	Inferred	69,100,000	0.84	1,810,000

*Efemçukuru	Measured & Indicated	1,828,893	14.44	849,100
	Inferred	590,279	12.63	239,700

*Kaymaz	Measured & Indicated	1,086,000	6.25	218,200

*Kucçukdere	Measured & Indicated	1,276,000	6.43	263,800
	Inferred	138,000	6.45	28,600

*Piaba**	Measured & Indicated	6,273,000	1.27	256,100
	Inferred	4,322,000	1.28	177,600

Total	Measured & Indicated			8,343,263
	Inferred			2,574,571

Note: *
Resource and reserve estimates for Efemçukuru, Kaymaz, Kuçukdere and Piaba projects have not been updated and were made before NI 43-101 came into force and have not been revised in accordance with NI 43-101.
**	Reflects Eldorado’s 50% interest.

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“We are very pleased in the substantial increase in both reserves and resources in 2002. In both cases we moderately surpassed our expectations for growth in 2002. In 2003 we continue to drill at São Bento with the objective to both extend and upgrade our resource estimate. At Kisladag, concurrent with progressing the project to construction, drilling continues to identify additional shallow mineralization which is expected to further enhance the performance at this project.” commented Paul N. Wright, President and CEO.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com. A qualified person has verified the data contained in this release.

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary

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materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-07 April 1, 2003

São Bento Shaft Deepening

VANCOUVER, BC – Eldorado Gold Corporation (the “Company” or “Eldorado” or “we”) is pleased to announce the intention to deepen its shaft at the São Bento Mine, Minas Gerais, Brazil (“São Bento”, “São Bento Mine” or the “Mine”). In 2002 São Bento produced 103,533 ounces of gold at a cash cost of US$184/oz. The Company forecasts 2003 production of 105,000 ounces at a cash cost of US$190/oz. Preparation for shaft deepening activities are expected to commence in the 2nd Quarter of 2003 with the deepened shaft to be commissioned in December 2004.

The 5.2 meter diameter concrete lined shaft will be deepened by approximately 370 meters at an approximate cost of US$12.0 million. The shaft deepening will provide a bottom working elevation approximately 1,300 meters below surface at the Mine’s 28th Level. The capital required to complete the shaft will be provided by internally generated cash flows from the São Bento Mine.

In October 2002 the Company completed an agreement with AngloGold South America Ltd. that provides São Bento the opportunity to explore and develop resources below the 30th Level. Throughout the year an extensive definition and exploration drilling program totaling in excess of 17,500 meters, designed to both increase reserves and extend the resource base, was successfully completed.

The results of the drilling program were incorporated as an updated reserve and resource estimate (NR# 03-06 dated April 2, 2003).

	December 31, 2002			December 31, 2001

	Tonnes	Grade g/t	Ounces Au	Tonnes	Grade g/t	Ounces Au

Proven & Probable Reserves	1,792,000	9.22	531,355	1,500,000	9.57	461,300

Measured & Indicated Resources	1,828,000	12.01	706,063	1,479,000	12.60	600,000

Inferred Resources	840,000	11.80	318,671	195,000	12.50	78,400

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In 2003 the Company will drill approximately 12,000 meters at a budgeted cost of US$360,000 from a hanging wall drift of the 27th Level designed both to extend and upgrade resources above the Mine’s 34th Level. Historically, São Bento has converted in excess of 80% of its inferred resources into mineable reserves.

“The combination of improved metal prices and exploration success at São Bento have provided the opportunity to extend the profitable life of the Mine. This investment will enable the maximum recovery of the existing resource and will provide infrastructure for extension beyond the existing resource base.”, commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com. A qualified person has verified the data contained in this release.

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com